Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RESULTS OF ITS
EXTRAORDINARY GENERAL MEETING

Tel Aviv, Israel, January 8, 2015, Elbit Imaging Ltd. (“EI”) (NASDAQ: EMITF), announced today the results of the Extraordinary General Meeting of its shareholders held today, Thursday, January 8, 2015, in Bnei-Brak, Israel.

At the meeting, the shareholders duly approved the proposal set forth in EI’s proxy statement dated December 4, 2014, specifically, the re-election of Mrs. Elina Frenkel Ronen as an external director for an additional three-year term.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com
About Elbit Imaging Ltd.

Elbit Imaging Ltd.
Tel: +972-3-608-6000  Fax: +972-3-608-6054